UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Interim results for the six months to 30th June 2022 (Unaudited)
1 August 2022 Strong financial performance and continued momentum; Full year expectations reaffirmed

Highlights
●
Strong financial performance with underlying sales growth of 6% and adjusted operating profit up 22%. Full year expectations reaffirmed.
●
Continued strategic and operational momentum across the business.
●
Accelerating our digital journey with the development of Pearson’s lifelong learning ecosystem.
●
At least £100m of further efficiencies identified and to be delivered in 2023; accelerates our improved margin expectation to 2023 from 2025.
●
We are launching a strategic review of our OPM business.

Andy Bird, Pearson’s Chief Executive, said:
“Pearson has delivered another encouraging financial performance in the first half of the year. We continue to make excellent strategic and operational progress, with momentum across the business. We are already seeing clear benefits from our increasingly diverse learning ecosystem, with Pearson serving more people across their lifelong learning journeys. Our digital strategy is progressing well; Pearson+ grew to 4.5m registered users, increasingly taking us direct to consumers.

“Our focus on delivery and execution remains and full year 2022 expectations are reaffirmed. In addition, the more integrated platform we are building across the company is creating efficiencies, underpinning our new guidance for accelerated margin improvement. We have a robust balance sheet which, together with our cash generation, will support continued investment in growth and create value for our shareholders.”

Underlying sales growth of 6% to £1,788m
●
Assessment & Qualifications up 16% driven by US Student Assessment and UK & International Qualifications as exam timetables normalise after COVID-19 disruption. Clinical Assessment delivered better-than-expected performance supported by an ongoing focus on health and wellness as well as government funding.
●
Virtual Learning up 3% with robust retention rates in Virtual Schools, offset by weaker than expected Spring enrolments in OPM.
●
English Language Learning up 22% as improved global mobility drove excellent growth in the Pearson Test of English (PTE).
●
Workforce Skills up 6% with continued growth in BTEC, GED and TalentLens. Recent acquisitions, Faethm and Credly, grew strongly.
●
Higher Education down 4%, in line with expectations, as Fall enrolment trends in the US continued into the Spring period.
●
Sales in businesses under strategic review declined as expected due to COVID-19 impacting revenue phasing in Canada and South Africa in 2021 as well as ceased businesses.

Adjusted operating profit up £33m to £160m
●
Driven by an encouraging trading performance, FX benefit and property savings, partially offset by inflation, portfolio investment and the phasing of costs last year.
●
Adjusted earnings per share growth to 22.5p (H1 2021: 10.5p) reflecting adjusted operating profit growth, and the one off tax provision releases resulting in net interest receivable of £18m (net interest charge H1 2021: £(27)m) and an adjusted effective tax rate of 5% (H1 2021: 20%).

Strong balance sheet underpins investment in growth and shareholder returns
●
Operating cash flow was £9m (H1 2021: £10m) with the drop through of increased trading profits offset by increased receivables given the strong revenue growth in H1. These receivables will be collected in H2.
●
Robust balance sheet, with H1 net debt of £810m (H1 2021 £646m). Operating cash was more than offset by dividends, share buyback and tax. We had available liquidity of approximately £1.2bn (H1 2021: £1.4bn) at the end of H1.
●
H1 acquisitions of Credly and Mondly are accelerating the growth strategy in Workforce Skills and English Language Learning divisions respectively.
●
Proposed interim dividend of 6.6p (H1 2021: 6.3p) represents an increase of 5%.
●
£350m share buyback progressing with over £165m of shares repurchased at the 29th July.

Statutory results
●
Sales of £1,788m (H1 2021: £1,597m), reflecting underlying performance, portfolio changes and currency movements.
●
Operating profit of £148m (H1 2021: £9m) due to underlying performance, the reduction in costs of major restructuring and the net gain related to acquisitions and disposals compared to a loss in 2021.
●
Statutory earnings per share of 17.5p (H1 2021: 2.3p).
●
Net cash generated from operations was £53m (H1 2021: £79m).

Strategic progress
●
Accelerating our digital journey.
  -
Continued strategic progress in building Pearson’s digital learning ecosystem – already have a large-scale user base.
  -
Pearson+ roll out progressing well, 4.5m registered users and 329k cumulative paid subscriptions as at 15 July 2022. Channels & Social launching for back-to-school 2022 to broaden Pearson+ reach and grow total addressable market.
●
Maintained focus on driving higher returns through efficiency savings.
  -
Re-organisation of Pearson into five divisions with responsibility for their full cost base is now complete, enabling more efficient ways of working and operating as a business in a digital world.
●
Further efficiencies identified of at least £100m for 2023, through rightsizing costs as we implement the new strategy and portfolio, product and content rationalisation, further corporate property reductions and other operating productivities. This accelerates our improved margin expectation to 2023 from 2025. One-time costs to deliver these savings, which we will exclude from adjusted operating profit to better highlight underlying performance, are expected to be c.£120m of which approximately half will be cash related.
●
Reshaping our portfolio.
  -
Integration of Faethm and Credly progressing well with plans to pilot a new suite of workforce services in Q3 2022 ahead of a commercial launch in H1 2023.
  -
Acquisition of Mondly enhances our credentials in the language learning direct to consumer space as well as creating synergies across Pearson.
  -
Ongoing progress with announcement of sale of Italian and German K12 Courseware businesses for £163m to Sanoma Corporation and the completion of sale of ERPI (Editions du renouveau pedagogique) business in Canada to TC Media.
  -
Retaining Australian and English-speaking Canadian K12 Courseware businesses to deliver increased shareholder value as part of the Group.
  -
Pearson continues to make progress in the remaining areas of the strategic review.
  -
Impact of total strategic review disposals on 2022 adjusted operating profit expected to be c.£15-20m reflecting the second half weighting of their financial contribution. Operating cashflow for these businesses is weighted to Q4 and the timing of completion is also likely to impact operating cash conversion in 2022.
  -
Launching strategic review of OPM business.

2022 outlook reaffirmed*
Group revenue and adjusted operating profit expectations remain unchanged based on prevailing FX rates as outlined on 25 February 2022. Pearson sees upside potential in English Language Learning, Virtual Schools and Clinical Assessment given outperformance in the first half and likely increased pressure in enrolments in OPM and Higher Education. Growth in Pearson+ subscriptions will lead to a shift in HE revenue recognition from Q3 to Q4.

This year we expect a net interest charge of £10-15m and an effective tax rate of 15-17% reflecting the statute of limitations on a number of tax provisions which lapsed in April 2022.

Financial summary
£m	H1 2022	H1 2021	Headline growth	CER growth**	Underlying growth
Business performance
Sales	1,788	1,597	12%	6%	6%
Adjusted operating profit	160	127	26%	19%	22%
Operating cash flow	9	10
Adjusted earnings per share	22.5p	10.5p
Statutory results
Sales	1,788	1,597
Operating profit	148	9
Net cash generated from operations	53	79
Basic earnings per share	17.5p	2.3p
Dividend per share	6.6p	6.3p
Net debt	(810)	(646)

Throughout this announcement: a) Growth rates are on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 16.
*2022 consensus on the Pearson website as at full year 2021; median adjusted operating profit of £416m at £:$ 1.37.
**Constant exchange rates are calculated by assuming the average FX in the prior period prevailed through the current period.

Tax update
On 8 June 2022 the EU General Court dismissed various applications, including the UK Government's, to annul the European Commission decision that certain aspects of the UK tax code constituted State Aid. Following this decision, it has been concluded that a provision is now required in relation to this issue. The total exposure is calculated to be £105m (excluding interest) with a provision of £63m now included in the results, outside adjusted earnings, representing our estimate of the exposure. There is no cash impact as a payment on account was made during 2021.

Executive Changes
●
Tim Bozik is retiring after nearly forty years at Pearson. He will remain interim chief product officer and co-president of Direct to Consumer until early 2023.
●
We have expanded Tom ap Simon’s role. He will become President of Higher Education effective September 6, in addition to his current role as president of Virtual Learning.
●
Building on Tim’s work, Tom will look for further opportunities to transform the Higher Education business, accelerate innovation, and unlock growth opportunities.

This announcement contains inside information.

Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Virtual event	Pearson’s interim results online presentation today at 0900 (BST). Register to receive log in details: https://pearson.connectid.cloud/register

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on this website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

KPIs
KPI	Objective	KPI Measure	H1 2022	H1 2021
Digital growth	Drive digital revenue growth	OPM student enrolments	143k	144k
		OnVUE volumes	1.4m	1.6m
		Higher Education US digital registrations	4.8m	5.3m
		PTE volume	344k	189k
Consumer Engagement	Create engaging and personalised consumer experiences	NPS for Connections Academy	+67	+62
		NPS for PTE	+51	+56
		Pearson+ registered users*	4.5m	n/a
		Workforce Skills registered users**	4.1m	n/a
Product Effectiveness	Improve the effectiveness of our products to deliver better outcomes	PTE speed of score return	1.3 days	1.2 days
		VUE*** test volumes	10.0m	8.5m
		Higher Education product usage – text units	2.1m	2.2m
		Workforce Skills number of enterprise customers****	1,387	518

Full list of strategic KPIs to be reported on alongside full year results
* Pearson+ registered users represents the number of unique user accounts added over an academic year.
** Workforce Skills registered users represents the number of new unique user accounts on a trailing 12-month basis and includes new unique user accounts from Credly pre-acquisition.
*** VUE test volumes include GED tests
**** Workforce Skills number of enterprise customers represents the number of customers at period end

Operational review
£ millions	H1 2022	H1 2021	Headline growth	CER growth*	Underlying growth
Sales
Assessment & Qualifications	697	573	22%	16%	16%
Virtual Learning	390	353	10%	3%	3%
English Language Learning	122	94	30%	26%	22%
Workforce Skills	127	112	13%	13%	6%
Higher Education	373	365	2%	(4)%	(4)%
Strategic review	79	100	(21)%	(21)%	(13)%
Total	1,788	1,597	12%	6%	6%

Adjusted operating profit/(loss)
Assessment & Qualifications	137	96	43%	34%	34%
Virtual Learning	14	14	0%	(21)%	(21)%
English Language Learning	(4)	(13)	69%	69%	62%
Workforce Skills	28	34	(18)%	(15)%	(6)%
Higher Education	(4)	4	(>100%)	(>100%)	(>100%)
Strategic review	(11)	(8)	(38)%	(25)%	0%
Total adjusted operating profit/(loss)	160	127	26%	19%	22%

*Constant exchange rates are calculated by assuming the average FX in the prior period prevailed through the current period.

Assessment & Qualifications
In Assessment & Qualifications, revenue increased 16% on an underlying basis and 22% on a headline basis. Adjusted operating profit increased 34% in underlying terms due to the operating leverage on revenue growth.

Professional Certification (VUE) revenue was down 3%. Ongoing growth across clients and programmes, particularly in the IT and Professional sectors was offset by the expected headwind resulting from the DVSA contract change, as previously announced in 2021. DVSA volumes in the UK have recovered extremely well both at our test centres and with competitors who also use the DVSA booking platform.

Clinical Assessment outperformed expectations in the first half, with revenue up 14% due to an ongoing focus on mental health and wellbeing combined with government funding driving demand for core products and digital solutions.

US Student Assessment saw exceptional underlying sales growth of 45% driven by the resumption of full spring exam activities across most US states, as well as the positive impact of recent contract wins and additional scope being added to several existing contracts.

In UK & International Qualifications, underlying sales grew 24% as a result of exams returning to normal in the UK and international markets, following the COVID-19 related rebate to schools in 2021.

Virtual Learning
Revenue grew 3% on an underlying basis and 10% on a headline basis due to robust retention rates in Virtual Schools in the 2021/2022 academic year, partially offset by weaker Spring enrolments in OPM.  Adjusted operating profit was down 21% in underlying terms, due to the investment in our Virtual Schools’ platform, curriculum and customer care support as well as lower Spring enrolments in OPM.

In Virtual Schools, revenue grew 6% as retention rates for the current school year, 2021/22, remain robust, whilst applications for the 2022-23 academic school year – an early indication of demand, are tracking well. In June, Pearson announced approval of a new full-time online school in Colorado, Colorado Connections Academy, which will serve students statewide in grades K-12, starting in the 2022-23 academic school year. Pearson operates 47 schools across 30 states.

In OPM, weaker underlying Spring enrolments, down 1% led to a revenue decline of 2%. During the period we announced the end of our partnership with Arizona State University at the end of June 2023. We are launching a strategic review of our OPM business. We will update the market on the outcome once the review is concluded.

English Language Learning
In English Language Learning, sales were up 22% on an underlying basis and 30% on a headline basis due predominantly to the benefits of ongoing re-opening of borders and improving global mobility on Pearson Test of English (PTE) where volumes grew 82% compared to the same period in 2021. The adjusted operating loss improved by 62% on an underlying basis due to revenue growth.

The Group is pleased with the progress made so far in integrating the recent acquisition of Mondly which gives us access to the high growth direct to consumer language learning market as well as creating synergies across the group.

Workforce Skills
In Workforce Skills, sales were up 6% on an underlying basis and 13% on a headline basis, predominantly driven by growth in BTEC due to the return of examinations, growth in GED, TalentLens and Apprenticeships. Adjusted operating profit decreased 6% in underlying terms, with high flow through of sales growth driving operating leverage offset by investment.

Ongoing progress is being made with developing the Workforce Skills product roadmap and integrated product strategy. We are focused on the integration of Faethm and Credly with a dedicated product delivery team working across both businesses. Pearson has 1,387 enterprise clients in its Workforce Skills portfolio, up 168% on last year, with the acquisitions of Credly and Faethm underpinning this growth.

Higher Education
In Higher Education, sales declined 4% on an underlying basis and grew 2% on a headline basis. US Higher Education Courseware revenue declined 5%, as expected, reflecting the continued decline in enrolments and courses per enrolment in the 2021/22 academic year. We continue to make progress with our strategy of shifting from ownership to access, with Inclusive Access sales into non-profit institutions up 7% to represent 19% of US Higher Education revenue.

Adjusted operating profit declined by £8m in underlying terms driven by revenue declines.

We are seeing momentum build in Pearson+ with registered users increasing 64% to 4.5m and cumulative paid subscriptions increased from 133k to 329k. Pearson+ units as a proportion of total text units have also increased from 5.7% in H2 2021 to 14.4% in H1 2022.

Building on the success of Pearson+, we will launch Channels for the back-to-school period giving students access to 16-18 Channels with high quality learning videos and practice problems across an array of disciplines such as Chemistry, Algebra and Anatomy. This will be a critical tool in building direct relationships with a wider group of students enabling us to test additional features and deliver more learning content. Pearson+ Channels can be accessed at channels.pearson.com.

Strategic review
Sales in our international courseware local publishing businesses under strategic review were down 13% on an underlying basis and 21% on a headline basis, as COVID-19 impacted revenue phasing in Canada and South Africa in 2021 as well as ceased businesses. Adjusted operating profit, on an underlying basis, was flat with sales decline offset by cost savings.

FINANCIAL REVIEW

Operating result

Due to seasonal bias in some of the Group’s businesses, Pearson typically makes a higher proportion of its profits in the second half of the year. Operating cash flow at the half year is a modest cash inflow reflecting the seasonal increase in working capital.

Sales for the six months to 30 June 2022 increased on a headline basis by £191m or 12% from £1,597m for the six months to 30 June 2021 to £1,788m for the same period in 2022 and adjusted operating profit increased by £33m or 26% from £127m in the first half of 2021 to a profit of £160m in the first half of 2022 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for the six months to 30 June 2022 with those for the equivalent period in the prior year. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied, when relevant. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2021 or 2022. Portfolio changes mainly relate to the sale of the Group's interests in its Canadian educational publisher ERPI (Éditions du renouveau pédagogique) in June 2022, the disposals of Pearson Institute of Higher Education (‘PIHE’) and the K12 Sistemas business in Brazil in 2021, and the acquisitions of Credly and Mondly in 2022 and of Faethm in 2021.

On an underlying basis, sales increased by 6% in the first six months of 2022 compared to the equivalent period in 2021 and adjusted operating profit increased by 22%. Currency movements increased sales by £88m and adjusted operating profit by £9m, and portfolio changes increased sales by £1m and decreased adjusted operating profit by £4m. There were no new accounting standards adopted in the first half of 2022 that impacted sales or profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for intangible amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Operating profit	148	9	183
Add back: Cost of major restructuring	-	85	214
Add back: Intangible charges	26	27	51
Add back: Other net gains and losses	(14)	6	(63)
Adjusted operating profit	160	127	385

In March 2021, the Group announced a major restructuring programme to run primarily in 2021. The programme included the reorganisation of the Group into five global business divisions and the simplification of the Group’s property portfolio. The restructuring costs in 2021 mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. There is no cost of major restructuring in the first half of 2022.

Intangible amortisation charges to the end of June 2022 were £26m compared to a charge of £27m in the equivalent period in 2021. This is due to increased amortisation from recent acquisitions which is more than offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals.

Other net gains and losses in 2022 relate to the gain on disposal of the ERPI business and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by costs related to disposals and acquisitions. Other net gains and losses in the first half of 2021 largely related to the disposal of PIHE and at the full year also included the disposal of the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses.

The reported operating profit of £148m in the first half of 2022 compares to a profit of £9m in the first half of 2021. The increase in 2022 is mainly due to improved trading profits, the reduction in cost of major restructuring and the net gain related to acquisitions and disposals compared to a net loss in the first half of 2021.

Net finance costs

Net interest receivable reflected in adjusted earnings to 30 June 2022 was £18m, compared to a payable of £27m in the first half of 2021. The difference is primarily due to the release of £35m of interest recorded in respect of provisions for uncertain tax positions where the related interest was recognised in this line in the income statement. In addition, interest charges have reduced due to the reduction in gross bond debt and increased interest income on cash balances.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal consideration, foreign exchange, other gains and losses on derivatives and interest related to certain tax provisions. Interest relating to acquisition or disposal consideration is excluded from adjusted earnings as it is considered to be part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item (for more information see note 3 to the condensed consolidated financial statements).

In the period to 30 June 2022, the total of these items excluded from adjusted earnings was a benefit of £13m compared to a benefit of £22m in the first half of 2021. Net finance income relating to retirement benefits increased from £2m in the first half of 2021 to £4m in 2022 reflecting the comparative funding position of the plans at the beginning of each year and higher prevailing discount rates. In 2022, there were no finance charges relating to the revaluation of the K12 disposal proceeds as the outstanding amount has been fully repaid compared to income of £5m in the first half of 2021 (see note 15 to the condensed consolidated financial statements). In addition, there were similar gains on long-term interest rate hedges and an interest charge on tax provisions of £5m has been recognised in relation to the State Aid matter. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The reported tax on statutory earnings for the six months to 30 June 2022 was a charge of £48m compared to a benefit of £14m in the period to 30 June 2021. This equates to an effective tax rate of 27% (2021: (350)%).
The tax charge for the period has been impacted principally by two items:
●
The release of tax risk provisions totalling £72m following the expiry of the statute of limitations for certain periods in the US. This release impacts both statutory and adjusted earnings with a £37m credit to adjusted earnings with the remainder only impacting statutory results. As noted above there is a release of £35m of interest associated with these tax risk provisions.

●
As previously disclosed, the European Commission determined that the United Kingdom controlled foreign company group financing partial exemption partially constituted State Aid. This decision was appealed by the UK Government and other parties. On 8 June 2022, the EU General Court dismissed the appeal. At 31 December 2021, the potential risk associated with this issue was disclosed as a contingent liability, however, following the dismissal of the appeal the prospects of successfully challenging the European Commission’s decision are now considered to be such that a provision is required.

On that basis a tax provision of £63m plus £5m of associated interest has been recorded. The provision represents an estimate of the expected value which has been calculated by considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£105m excluding interest). Due to the large and unusual nature of the provision and the specific one-off nature of the issue, the provision is excluded from adjusted earnings. There is no cash impact as a payment on account was made during 2021. The provision of £63m has been offset on the balance sheet against the payments previously made. As the provision is less than the payments made there is a remaining non-current tax receivable of £41m associated with this issue.

The total adjusted tax charge for the period was £9m (2021: £20m), corresponding to an effective tax rate on adjusted profit before tax of 5% (2021: 20%). The lower effective rate compared to 2021 is primarily due to the release of tax risk provisions following the expiry of the statute of limitations in the US. We continue to expect the adjusted effective tax rate to be between 15% and 17% for the 2022 full year.

In the first half of 2022, there was a net tax payment of £51m. The majority of the 2022 payment relates to the US. In the first half of 2021 there was a net payment of £121m of which £100m related to the ongoing European Commission investigation.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £334m at 30 June 2022 compares to a loss at 30 June 2021 of £41m. The gain in 2022 arises from an overall strengthening of the currencies to which the Group is exposed and in particular the relative strength of the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar closing rate at 30 June 2022 was £1:$1.21 compared to the opening rate of £1:$1.35. At the end of June 2021, the US dollar rate was £1:$1.38 compared to the opening rate of £1:$1.37.

Also included in other comprehensive income at 30 June 2022 is an actuarial gain of £121m in relation to retirement benefit obligations. The gain arises largely from a decrease in liabilities driven by higher discount rates and changes to demographic assumptions, partially offset by losses on associated matching assets and experience losses. The gain in 2022 compares to an actuarial gain at 30 June 2021 of £33m.

Fair value gains of £25m have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at fair value through other comprehensive income, including the uplift of the investment held in Credly prior to the acquisition of the remaining shares. This compares to fair value gains of £22m recognised in other comprehensive income at 30 June 2021 which related to movements in the value of investments in unlisted securities held at fair value through other comprehensive income.

In 2022, a gain of £7m was recycled from the currency translation reserve to the income statement in relation to the disposal of ERPI. In 2021, a loss of £4m was recycled from the currency translation reserve to the income statement in relation to businesses disposed.

Cash flow and working capital

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 16 to the condensed consolidated financial statements). Operating cash flow decreased on a headline basis by £1m from an inflow of £10m in the first half of 2021 to an inflow of £9m in the first half of 2022. The decrease is largely explained by the drop-through of increased trading profits which is offset by adverse working capital movements as a result of timing differences on billings, payments and inventory.

The equivalent statutory measure, net cash generated from operations, was an inflow of £53m in 2022 compared to an inflow of £79m in 2021. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable).

In the first half of 2022, there was an overall decrease of £545m in cash and cash equivalents from £937m at the end of 2021 to £392m at 30 June 2022. The decrease in 2022 is primarily due to payments for the acquisition of subsidiaries of £221m, repayments of borrowings of £95m, dividends paid of £107m, own share purchases of £165m, tax paid of £51m, interest payments of £35m, capital expenditure on property, plant, equipment and software of £67m and payments of lease liabilities of £54m. These were offset by the cash inflow from operations of £53m, business disposals of £108m and favourable foreign exchange movements on cash of £53m.

Liquidity and capital resources

The Group’s net debt increased from £350m at the end of 2021 to £810m at the end of June 2022. The increase is largely due to positive operating cash flow and proceeds from disposals of businesses, offset by tax and interest payments, dividend payments, amounts paid under the share buyback programme and consideration paid for acquisitions.

In May 2022, the Group repaid the remaining $117m (£95m) of its 2022 US dollar bond upon maturity. In May 2021, the Group repaid the remaining €195m (£167m) of its €500m Euro 1.85% notes.

At 30 June 2022, the Group had approximately £1.2bn in total liquidity immediately available from cash and its Revolving Credit Facility maturing February 2026. In assessing the Group’s liquidity and viability, the Board analysed a variety of downside scenarios including impacts from COVID-19 and other risks. Even under a severe downside case where declines in profitability compared to 2021 and H1 2022 are modelled in H2 2022 and 2023, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. This plan has a strong funding position and a surplus with a very substantially de-risked investment portfolio including approximately 50% of the assets in buy-in contracts and no exposure to quoted equities. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £30m in the period to 30 June 2022 (30 June 2021: £29m) of which a charge of £34m (30 June 2021: £31m) was reported in adjusted operating profit and income of £4m (30 June 2021: £2m) was reported against other net finance costs.

The overall surplus on UK Group pension plans of £537m at the end of 2021 has increased to a surplus of £652m at the end of June 2022. The increase has arisen principally due to the actuarial gain noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £471m at the end of 2021 to a net asset of £591m at the end of June 2022.

Businesses acquired

In January 2022, the Group acquired 100% of the share capital in Credly Inc (Credly), having previously held a 19.9% interest in the company. Total consideration for the acquisition was £149m comprising upfront cash consideration of £107m, Pearson’s existing interest valued at £31m and £11m of deferred consideration. The deferred consideration is payable in 2 years. Additional amounts are also payable if certain revenue and non-financial targets are met, and dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration. Net assets acquired of £44m were recognised on the Group’s balance sheet including £49m of acquired intangible assets. Goodwill of £105m was also recognised in relation to the acquisition.

In April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly). Total consideration for the acquisition was £135m comprising upfront cash consideration of £105m, and deferred consideration of £30m. The deferred consideration is payable over the next two years. In addition, a further $29.6m (c£24m) of cash and $10m (c£8m) in shares will be paid over the next four years, dependent on continuing employment, and therefore will be expensed over the period and are not treated as consideration. Net assets acquired of £38m were recognised on the Group’s balance sheet including £50m of acquired intangible assets. Goodwill of £97m was also recognised in relation to the acquisition.

In 2022, the Group also made two smaller acquisitions for total consideration of £11m.

The cash outflow in 2022 relating to acquisitions of subsidiaries was £221m. In addition, there was a cash outflow relating to the acquisition of associates of £4m and investments of £4m.

In September 2021, the Group completed the acquisition of 100% of the share capital of Faethm Holdings Pty Limited (‘Faethm’), having already held 9% of the share capital previously. Total consideration for the acquisition was £65m comprising cash consideration of £49m, £6m related to the Group’s existing interest in Faethm and £10m of contingent consideration payable in 2 years. Net assets acquired of £27m were recognised on the Group’s balance sheet including £21m of acquired intangible assets. Goodwill of £38m was also recognised in relation to the acquisition.

In 2021, the Group also made two smaller acquisitions for total consideration of £11m and acquired interests in two associates, Smashcut and Academy of Pop, for total consideration of £17m.

The cash outflow in 2021 relating to acquisitions of subsidiaries was £55m. In addition, there was a cash outflow relating to the acquisition of associates of £10m and investments of £4m.

Businesses held for sale and businesses disposed

In March 2021, the Group announced that it was launching a strategic review of its international courseware local publishing businesses. In June 2022, the Group disposed of its interest in the Canadian educational publisher, ERPI for cash consideration of £36m, resulting in a pre-tax gain on sale of £23m. In June 2022, the Group announced the disposal of its courseware businesses in Italy and Germany. The disposal is expected to complete in the second half of 2022 and the related assets and liabilities have been classified as held for sale on the 30 June 2022 balance sheet. The remaining international courseware assets have also been assessed in light of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ and those which meet the criteria have been classified as held for sale. None of the disposed businesses or held for sale assets meet the criteria to be presented as discontinued operations.

In February 2021, the Group completed the sale of its interests in PIHE in South Africa resulting in a pre-tax loss of £5m.

In March 2021, the Group announced the sale of its interests in K12 Sistemas in Brazil. At 30 June 2021, the assets and liabilities of the K12 Sistemas were classified as held for sale on the balance sheet. The sale completed on 1 October 2021 for R$789m realising a gain on disposal of £84m in 2021.

The cash inflow in the first half of 2022 relating to the disposal of businesses was £108m mainly relating to the disposal of ERPI and the receipt of deferred proceeds from the US K12 Courseware sale in 2019. In 2021, the cash inflow from disposals of £83m mainly related to the disposal of the K12 Sistemas business and the receipt of deferred proceeds from the US K12 Courseware sale in 2019.

Dividends

The dividend accounted for in the six months to 30 June 2022 is the final dividend in respect of 2021 of 14.2p. An interim dividend for 2022 of 6.6p was declared by the Board in July 2022 and will be accounted for in the second half of 2022.

Share buyback

On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. The first tranche of the programme (contracted at £250m) commenced on 4 April 2022 and in the period to 30 June 2022 approximately 20m shares have been bought back and cancelled at a cash cost of £141m. The nominal value of the cancelled shares of £4m has been transferred to the capital redemption reserve.

Principal risks and uncertainties

In the 2021 Annual Report and Accounts (and the US Form 20-F for 2021), we set out our assessment of the principal risk issues that face the business under the categories: accreditation risk, capability risk, competitive marketplace, content and channel risk, customer expectations and portfolio change.

We also noted in our 2021 Annual Report and Accounts that the Group continues to closely monitor significant near-term and emerging risks which have been identified as climate transition, COVID-19, inflation, supply chain, tax and the war in Ukraine.

The principal risks and uncertainties are summarised below. The selection of principal risks will be reviewed in the second half of the year alongside the Group’s long-term strategic planning process. However, these risks have not changed materially from those detailed in the 2021 Annual Report (and the US Form 20-F for 2021).

Accreditation Risk

Termination of accreditation due to policy changes or failure to maintain the accreditation of our courses and assessments from states, countries, and professional associations reducing their eligibility for funding or attractiveness for learners.

Sub-risk: Political and regulatory

Capability Risk

Inability to meet our contractual obligations or to transform as required by our strategy due to infrastructure or organisational challenges

Sub-risks: business resilience; business transformation and change; IT resilience; safety and corporate security; Talent.

Competitive Marketplace

Significant changes in our target markets could make those markets less attractive. These could be due to significant changes in demand or in supply which impact the addressable market, market share and margins (e.g. changes in enrolments, insourcing of learning and assessment by customers, Open Educational Resources, shift from in person to virtual or vice versa).

Sub-risks: consumer learning preferences; market pricing; product differentiation; substitutes.

Content and Channel Risk

The choice of appropriate, effective content and channels for learning and assessment is a key factor in achieving strong learner outcomes at an appropriate price point. As the business becomes more digital, the choice of content and channels will be increasingly driven by data about learner preferences and what leads to the greatest demonstrable improvements in skills and knowledge.

Sub-risks: effective method of delivery; intellectual property protection; products and services – effective investment in own and third party content; balance of content creation vs content purchased.

Customer Expectations

Rising end-user expectations increase the need to offer differentiated value propositions, risking margin pressure to meet these expectations and potential loss of sales if not successful.

Sub risks: customer experience; accessibility; data architecture and usage.

Portfolio Change

Failure to effectively execute desired or required portfolio changes to promote scale, capability and increase focus on key divisional and geographic markets either due to execution failures or inability to secure transactions at appropriate valuations.

Sub-risks: achieving value on acquisitions/disposals; identification of requirements; integration of acquisitions.

Reputation and Responsibility

The risk of serious reputational harm through failure to meet obligations to key stakeholders. These include legal and regulatory requirements, avoidance of serious unethical behaviour and serious breaches of customer trust.

Sub-risks: compliance with laws and regulations; cyber security; safeguarding; test failure; data privacy; use of third parties.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2022

all figures in £ millions	note	2022	2021	2021
		half year	half year	full year

Continuing operations

Sales	2	1,788	1,597	3,428
Cost of goods sold		(963)	(838)	(1,747)
Gross profit		825	759	1,681

Operating expenses		(690)	(744)	(1,562)
Other net gains and losses	2	14	(6)	63
Share of results of joint ventures and associates		(1)	-	1
Operating profit	2	148	9	183

Finance costs	3	(8)	(31)	(68)
Finance income	3	39	26	42
Profit before tax	4	179	4	157
Income tax	5	(48)	14	3
Profit for the period		131	18	160

Attributable to:
Equity holders of the company		131	17	159
Non-controlling interest		-	1	1

Earnings per share from continuing operations (in pence per share)
Basic	6	17.5p	2.3p	21.1p
Diluted	6	17.4p	2.2p	20.9p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2022

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Profit for the period	131	18	160

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	334	(41)	(6)
Currency translation adjustment on disposals	(7)	4	4
Attributable tax	-	-	10

Items that are not reclassified to the income statement
Fair value gain on other financial assets	25	22	24
Attributable tax	(1)	(5)	(3)

Remeasurement of retirement benefit obligations	121	33	149
Attributable tax	(30)	(36)	(61)
Other comprehensive income / (expense)	442	(23)	117
Total comprehensive income / (expense)	573	(5)	277

Attributable to:
Equity holders of the company	572	(6)	276
Non-controlling interest	1	1	1

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2022

all figures in £ millions	note	2022	2021	2021
		half year	half year	full year

Property, plant and equipment		292	453	366
Investment property		72	-	-
Intangible assets	10	3,214	2,686	2,769
Investments in joint ventures and associates		24	12	24
Deferred income tax assets		41	45	57
Financial assets – derivative financial instruments		33	34	30
Net retirement benefit assets		652	437	537
Other financial assets		120	160	113
Income tax assets		41	-	97
Trade and other receivables		143	137	129
Non-current assets		4,632	3,964	4,122

Intangible assets – pre-publication		932	875	894
Inventories		103	126	98
Trade and other receivables		1,207	1,147	1,257
Financial assets – derivative financial instruments		1	5	2
Current income tax assets		2	134	26
Cash and cash equivalents (excluding overdrafts)		392	648	937
Current assets		2,637	2,935	3,214

Assets classified as held for sale	13	201	18	7
Total assets		7,470	6,917	7,343

Financial liabilities – borrowings		(1,151)	(1,259)	(1,245)
Financial liabilities – derivative financial instruments		(44)	(31)	(30)
Deferred income tax liabilities		(96)	(103)	(40)
Net retirement benefit obligations		(61)	(79)	(66)
Provisions for other liabilities and charges		(9)	(8)	(7)
Other liabilities		(123)	(61)	(95)
Non-current liabilities		(1,484)	(1,541)	(1,483)

Trade and other liabilities		(1,234)	(1,049)	(1,256)
Financial liabilities – borrowings		(150)	(156)	(155)
Financial liabilities – derivative financial instruments		(10)	(8)	(4)
Current income tax liabilities		(30)	(95)	(125)
Provisions for other liabilities and charges		(28)	(26)	(40)
Current liabilities		(1,452)	(1,334)	(1,580)

Liabilities classified as held for sale	13	(42)	(3)	-
Total liabilities		(2,978)	(2,878)	(3,063)

Net assets		4,492	4,039	4,280

Share capital		185	189	189
Share premium		2,628	2,622	2,626
Treasury shares		(22)	(7)	(12)
Reserves		1,690	1,225	1,467
Total equity attributable to equity holders of the company		4,481	4,029	4,270
Non-controlling interest		11	10	10
Total equity		4,492	4,039	4,280

The condensed consolidated financial statements were approved by the Board on 31 July 2022.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2022

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2022 half year
At 1 January 2022	189	2,626	(12)	18	33	386	1,030	4,270	10	4,280
Profit for the period	-	-	-	-	-	-	131	131	-	131
Other comprehensive income	-	-	-	-	25	326	90	441	1	442
Total comprehensive income	-	-	-	-	25	326	221	572	1	573
Equity-settled transactions	-	-	-	-	-	-	18	18	-	18
Issue of ordinary shares	-	2	-	-	-	-	-	2	-	2
Buyback of equity	(4)	-	-	4	-	-	(250)	(250)	-	(250)
Purchase of treasury shares	-	-	(24)	-	-	-	-	(24)	-	(24)
Release of treasury shares	-	-	14	-	-	-	(14)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(27)	-	27	-	-	-
Dividends	-	-	-	-	-	-	(107)	(107)	-	(107)
At 30 June 2022	185	2,628	(22)	22	31	712	925	4,481	11	4,492

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2022

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2021 half year
At 1 January 2021	188	2,620	(7)	18	53	388	865	4,125	9	4,134
Profit for the period	-	-	-	-	-	-	17	17	1	18
Other comprehensive income / (expense)	-	-	-	-	22	(37)	(8)	(23)	-	(23)
Total comprehensive income / (expense)	-	-	-	-	22	(37)	9	(6)	1	(5)
Equity-settled transactions	-	-	-	-	-	-	16	16	-	16
Issue of ordinary shares	1	2	(1)	-	-	-	-	2	-	2
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)	-	(6)
Release of treasury shares	-	-	7	-	-	-	(7)	-	-	-
Dividends	-	-	-	-	-	-	(102)	(102)	-	(102)
At 30 June 2021	189	2,622	(7)	18	75	351	781	4,029	10	4,039

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2022

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2021 full year
At 1 January 2021	188	2,620	(7)	18	53	388	865	4,125	9	4,134
Profit for the period	-	-	-	-	-	-	159	159	1	160
Other comprehensive income / (expense)	-	-	-	-	24	(2)	95	117	-	117
Total comprehensive income / (expense)	-	-	-	-	24	(2)	254	276	1	277
Equity-settled transactions	-	-	-	-	-	-	28	28	-	28
Issue of ordinary shares	1	6	(1)	-	-	-	-	6	-	6
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(16)	-	-	-	-	(16)	-	(16)
Release of treasury shares	-	-	12	-	-	-	(12)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(44)	-	44	-	-	-
Dividends	-	-	-	-	-	-	(149)	(149)	-	(149)
At 31 December 2021	189	2,626	(12)	18	33	386	1,030	4,270	10	4,280

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2022

all figures in £ millions	note	2022	2021	2021
		half year	half year	full year

Cash flows from operating activities
Profit before tax		179	4	157
Net finance costs		(31)	5	26
Depreciation and impairment – PPE & investment property		42	104	241
Amortisation and impairment – software		60	56	117
Amortisation and impairment – acquired intangible assets		26	27	50
Other net gains and losses		(14)	6	(63)
Product development capital expenditure		(151)	(151)	(287)
Product development amortisation		136	143	279
Share-based payment costs		18	16	28
Inventories		(34)	(4)	22
Trade and other receivables		14	18	(71)
Trade and other liabilities		(197)	(156)	37
Other movements		5	11	34
Net cash generated from operations		53	79	570
Interest paid		(35)	(33)	(67)
Tax paid		(51)	(121)	(177)
Net cash (used in) / generated from operating activities		(33)	(75)	326

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	11	(221)	(6)	(55)
Acquisition of joint ventures and associates		(4)	(5)	(10)
Purchase of investments		(4)	(1)	(4)
Purchase of property, plant and equipment		(21)	(31)	(64)
Purchase of intangible assets		(46)	(39)	(112)
Disposal of subsidiaries, net of cash disposed	12	108	(7)	83
Proceeds from sale of investments		-	-	48
Proceeds from sale of property, plant and equipment		14	-	-
Lease receivables repaid including disposals		9	6	21
Interest received		11	3	13
Dividends received from joint ventures and associates		2	-	-
Net cash used in investing activities		(152)	(80)	(80)

Cash flows from financing activities
Proceeds from issue of ordinary shares		2	2	6
Buyback of equity		(141)	-	-
Purchase of treasury shares		(24)	(6)	(16)
Repayment of borrowings		(95)	(167)	(167)
Repayment of lease liabilities		(48)	(36)	(88)
Dividends paid to company’s shareholders		(107)	(102)	(149)
Net cash used in financing activities		(413)	(309)	(414)

Effects of exchange rate changes on cash and cash equivalents		53	(1)	(8)
Net decrease in cash and cash equivalents		(545)	(465)	(176)

Cash and cash equivalents at beginning of period		937	1,113	1,113
Cash and cash equivalents at end of period		392	648	937

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2022

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

The Group has changed the presentation of the condensed consolidated cash flow statement with the aim of simplifying for the reader. The reconciliation to net cash generated from operations is now presented with the primary condensed cash flow statement and certain line items have been aggregated and disaggregated. There has been no change to the classification of cash flows as operating, investing and financing. There has been no change to the definition of the Group’s alternative performance measure related to cash flow as set out in note 16.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority and in accordance with UK-adopted IAS 34 ‘Interim Financial Reporting’. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2021 which were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 and in accordance with IFRSs as issued by the International Accounting Standards Board (IASB). In respect of accounting standards applicable to the Group, there is no difference between UK-adopted IASs and IFRSs as issued by the IASB.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2021 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value. In 2022, the Group classified certain assets as investment property. The accounting policy in relation to investment property is as follows:

‘Properties that are no longer occupied by the Group and which are held for operating lease rental are classified as investment property. Investment property assets are carried at cost less accumulated depreciation and any recognised impairment in value. The depreciation policies for investment property are consistent with those described for property, plant and equipment’.

The 2021 Annual Report refers to new standards that the Group will adopt in future years but that are not yet effective. The Group does not expect these to have a material impact.

In assessing the Group’s ability to continue as a going concern for the period until 31 December 2023, the Board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by a combination of all principal risks from 2022 as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2022 to 2023.

At 30 June 2022, the Group had available liquidity of c£1.2bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF) maturing February 2026. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for a minimum of the next 18 months from the date of these condensed consolidated financial statements. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2021 Annual Report.

In 2022, the Group has progressed with the strategic review of its international courseware local publishing businesses. The Group's interests in its Canadian educational publisher ERPI (Éditions du renouveau pédagogique) were disposed in June 2022 and certain other assets have met the criteria to be classified as held for sale at 30 June 2022. Whether the associated results and cash flows of the related businesses should be classified and presented as discontinued operations is a significant judgement. The Group's judgement is that the results and cash flows of the related businesses should not be classified and presented as discontinued operations. The basis of this judgement is that the businesses disposed, or classified as held for sale, do not constitute a separate major line of business or geographical area of operations. The Group will continue to operate in the international K12 courseware market and in all geographical areas where disposals have taken place or are expected to take place. All of the businesses subject to this judgement are within the Strategic Review segment and represent £53m of sales for the period ended 30 June 2022 out of the total sales in the Strategic Review segment of £79m.  If the Group

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

1. Basis of preparation continued

had concluded that these businesses represented discontinued operations, their results would not have been included within each of the continuing operations income statement lines. Profit for the period from continuing operations would have been £7m lower and this amount would have been separately presented as profit for the period from discontinued operations as a single line item. The Group will continue to monitor these areas of significant judgement, estimation and risk for material changes.

The financial information for the year ended 31 December 2021 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2021 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006. The condensed consolidated financial statements and related notes for the six months to 30 June 2022 are unaudited but have been reviewed by the auditors and their review opinion is included at the end of these interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

2. Segment information

On 8 March 2021, the Group announced a new strategy, which included a new management structure and operating model. As a result, the primary operating segments reported to the Group’s chief operating decision-maker, the Pearson Executive Management team changed from 1 July 2021 to reflect the new Group structure. There are now five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Workforce Skills. In addition, the International Courseware local publishing businesses are under strategic review and during this time are being managed as a separate division, known as Strategic Review. See note 2 of the 2021 Annual Report and Accounts for further information about each division. Comparative figures for half year 2021 have been restated to reflect the new operating segments.

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Sales
Assessment & Qualifications	697	573	1,204
Virtual Learning	390	353	713
English Language Learning	122	94	238
Workforce Skills	127	112	172
Higher Education	373	365	849
Strategic Review	79	100	252
Total sales	1,788	1,597	3,428

Adjusted operating profit
Assessment & Qualifications	137	96	216
Virtual Learning	14	14	32
English Language Learning	(4)	(13)	15
Workforce Skills	28	34	27
Higher Education	(4)	4	73
Strategic Review	(11)	(8)	22
Total adjusted operating profit	160	127	385

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

2. Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total

2022 half year
Courseware
Products transferred at a point in time	20	-	41	1	92	67	221
Products and services transferred over time	8	-	8	-	278	9	303
	28	-	49	1	370	76	524
Assessments
Products transferred at a point in time	80	-	4	10	-	-	94
Products and services transferred over time	589	-	55	94	-	-	738
	669	-	59	104	-	-	832
Services
Products transferred at a point in time	-	-	10	-	-	-	10
Products and services transferred over time	-	390	4	22	3	3	422
	-	390	14	22	3	3	432

Total sales	697	390	122	127	373	79	1,788

2021 half year
Courseware
Products transferred at a point in time	20	-	43	-	84	72	219
Products and services transferred over time	6	-	8	-	277	15	306
	26	-	51	-	361	87	525
Assessments
Products transferred at a point in time	73	-	2	9	-	-	84
Products and services transferred over time	474	-	33	84	-	-	591
	547	-	35	93	-	-	675
Services					-
Products transferred at a point in time	-	-	8	-	-	11	19
Products and services transferred over time	-	353	-	19	4	2	378
	-	353	8	19	4	13	397

Total sales	573	353	94	112	365	100	1,597

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

2. Segment information continued
all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total

2021 full year
Courseware
Products transferred at a point in time	44	-	109	-	283	198	634
Products and services transferred over time	14	-	26	-	558	33	631
	58	-	135	-	841	231	1,265
Assessments
Products transferred at a point in time	173	-	6	16	-	-	195
Products and services transferred over time	973	-	72	119	-	-	1,164
	1,146	-	78	135	-	-	1,359
Services
Products transferred at a point in time	-	-	22	-	-	14	36
Products and services transferred over time	-	713	3	37	8	7	768
	-	713	25	37	8	21	804

Total sales	1,204	713	238	172	849	252	3,428

Adjusted operating profit is one of the Group’s key business performance measures. The measure includes the operating profit from the total business, including the results of discontinued operations when relevant, but excludes charges for intangible amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring.

In March 2021, the Group announced a major restructuring programme to run primarily in 2021. The programme included the reorganisation of the Group into five global business divisions and the simplification of the Group’s property portfolio. The restructuring costs in 2021 mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. There is no cost of major restructuring in the first half of 2022.

Intangible amortisation charges to the end of June 2022 were £26m compared to a charge of £27m in the equivalent period in 2021. This is due to increased amortisation from recent acquisitions which is more than offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals.

Other net gains and losses of £14m in 2022 relate to the gain on disposal of the ERPI business and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by costs related to disposals and acquisitions. Costs related to disposals and acquisitions include amounts payable to former owners or employees in relation to acquired businesses that are dependent on future employment and therefore do not meet the criteria to be included as part of the acquisition consideration, adjustments to deferred or contingent consideration from transactions from previous periods, and transaction costs relating to acquisition and disposal activity in the current period. Other net gains and losses in the first half of 2021 largely related to the disposal of PIHE and at the full year also included the disposal of the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses.

Adjusted operating profit should not be regarded as a complete picture of the Group’s financial performance. For example, adjusted operating profit includes the benefits of major restructuring programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group’s definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

2. Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our operating segments:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
2022 half year
Adjusted operating profit / (loss)	137	14	(4)	28	(4)	(11)	160
Cost of major restructuring	-	-	-	-	-	-	-
Intangible charges	(7)	(10)	(2)	(5)	(2)	-	(26)
Other net gains and losses	-	-	(3)	4	-	13	14
Operating profit / (loss)	130	4	(9)	27	(6)	2	148
2021 half year
Adjusted operating profit / (loss)	96	14	(13)	34	4	(8)	127
Cost of major restructuring	(24)	(15)	(11)	(13)	(22)	-	(85)
Intangible charges	(7)	(12)	(3)	(4)	(1)	-	(27)
Other net gains and losses	-	-	-	-	-	(6)	(6)
Operating profit / (loss)	65	(13)	(27)	17	(19)	(14)	9
2021 full year
Adjusted operating profit / (loss)	216	32	15	27	73	22	385
Cost of major restructuring	(48)	(48)	(27)	(28)	(63)	-	(214)
Intangible charges	(13)	(25)	(3)	(7)	(2)	(1)	(51)
Other net gains and losses	-	-	-	(2)	-	65	63
Operating profit / (loss)	155	(41)	(15)	(10)	8	86	183

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

3. Net finance costs

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Net interest receivable / (payable)	18	(27)	(57)
Net finance income in respect of retirement benefits	4	2	4
Fair value re-measurement of disposal proceeds	-	5	6
Interest on deferred and contingent consideration	(1)	-	-
Net foreign exchange gains	1	1	1
Derivatives not in a hedge relationship	14	14	20
Interest on tax provisions	(5)	-	-
Net finance income / (costs)	31	(5)	(26)

Analysed as:
Finance costs	(8)	(31)	(68)
Finance income	39	26	42
Net finance income / (costs)	31	(5)	(26)

Analysed as:
Net interest receivable / (payable) reflected in adjusted earnings	18	(27)	(57)
Other net finance income	13	22	31
Net finance income / (costs)	31	(5)	(26)

Net interest receivable / (payable) is the finance cost measure used in calculating adjusted earnings. Net finance income classified as other net finance income are excluded in the calculation of the Group’s adjusted earnings.

Net finance income in respect of retirement benefits is excluded as it is considered that the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. The Group excludes finance costs relating to acquisition and disposal transactions as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing arrangements of the Group. In 2021, the fair value re-measurement of disposal proceeds relates to proceeds from the US K12 disposal in 2019.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Gains on derivatives not in a hedge relationship represent the unrealised mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

4. Profit before tax

all figures in £ millions	note	2022	2021	2021
		half year	half year	full year

Profit before tax		179	4	157
Cost of major restructuring	2	-	85	214
Other net gains and losses	2	(14)	6	(63)
Intangible charges	2	26	27	51
Other net finance income	3	(13)	(22)	(31)
Adjusted profit before tax		178	100	328

5. Income tax

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Income tax (charge) / benefit	(48)	14	3
Tax benefit on cost of major restructuring	-	(21)	(47)
Tax charge / (benefit) on other net gains and losses	34	(10)	14
Tax benefit on intangible charges	(6)	(12)	(12)
Tax charge on other net finance income	3	5	6
Tax amortisation benefit on goodwill and intangibles	7	4	8
Benefit from change in tax accounting treatment	-	-	(11)
Tax charge / (benefit) on UK tax rate change	1	-	(25)
Adjusted income tax charge	(9)	(20)	(64)

Tax rate reflected in statutory earnings	26.8%	(350.0)%	(1.8)%
Tax rate reflected in adjusted earnings	5.1%	20.0%	19.5%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

The tax charge on other net gains and losses of £34m is primarily the impact of the release of tax risk provisions of £35m offset with the recognition of a provision of £63m related to the potential State Aid exposure.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

The 2022 adjusted tax charge includes the impact of the release of tax risk provisions of £37m following the expiry of the statute of limitations for certain periods in the US.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

6. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Earnings for the period	131	18	160
Non-controlling interest	-	(1)	(1)
Earnings attributable to equity shareholders	131	17	159

Weighted average number of shares (millions)	750.3	753.2	754.1
Effect of dilutive share options (millions)	2.6	3.4	5.0
Weighted average number of shares (millions) for diluted earnings	752.9	756.6	759.1

Earnings per share
Basic	17.5p	2.3p	21.1p
Diluted	17.4p	2.2p	20.9p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Change in UK tax rate	Benefit from change in tax accounting treatment	Adjusted income statement

2022 half year
Operating profit / (loss)	2	148	-	(14)	26	-	-	-	-	160
Net finance income / (costs)	3	31	-	-	-	(13)	-	-	-	18
Profit / (loss) before tax	4	179	-	(14)	26	(13)	-	-	-	178
Income tax	5	(48)	-	34	(6)	3	7	1	-	(9)
Profit / (loss) for the year		131	-	20	20	(10)	7	1	-	169
Non-controlling interest		-	-	-	-	-	-	-	-	-
Earnings / (loss)		131	-	20	20	(10)	7	1	-	169

Weighted average number of shares (millions)										750.3
Weighted average number of shares (millions) for diluted earnings										752.9

Adjusted earnings per share (basic)										22.5p
Adjusted earnings per share (diluted)										22.4p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Change in UK tax rate	Benefit from change in tax accounting treatment	Adjusted income statement

2021 half year
Operating profit	2	9	85	6	27	-	-	-	-	127
Net finance costs	4	(5)	-	-	-	(22)	-	-	-	(27)
Profit / (loss) before tax	5	4	85	6	27	(22)	-	-	-	100
Income tax	6	14	(21)	(10)	(12)	5	4	-	-	(20)
Profit / (loss) for the year		18	64	(4)	15	(17)	4	-	-	80
Non-controlling interest		(1)	-	-	-	-	-	-	-	(1)
Earnings / (loss)		17	64	(4)	15	(17)	4	-	-	79
Weighted average number of shares (millions)										753.2
Weighted average number of shares (millions) for diluted earnings										756.6

Adjusted earnings per share (basic)										10.5p
Adjusted earnings per share (diluted)										10.4p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Change in UK tax rate	Benefit from change in tax accounting treatment	Adjusted income statement

2021 full year
Operating profit / (loss)	2	183	214	(63)	51	-	-	-	-	385
Net finance costs	4	(26)	-	-	-	(31)	-	-	-	(57)
Profit / (loss) before tax	5	157	214	(63)	51	(31)	-	-	-	328
Income tax	6	3	(47)	14	(12)	6	8	(25)	(11)	(64)
Profit / (loss) for the year		160	167	(49)	39	(25)	8	(25)	(11)	264
Non-controlling interest		(1)	-	-	-	-	-	-	-	(1)
Earnings / (loss)		159	167	(49)	39	(25)	8	(25)	(11)	263
Weighted average number of shares (millions)										754.1
Weighted average number of shares (millions) for diluted earnings										759.1

Adjusted earnings per share (basic)										34.9p
Adjusted earnings per share (diluted)										34.6p

8. Dividends

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	107	102	149

The directors are declaring an interim dividend of 6.6p per equity share, payable on 19 September 2022 to shareholders on the register at the close of business on 12 August 2022. This interim dividend, which will absorb an estimated £49m of shareholders’ funds, has not been included as a liability as at 30 June 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2022	2021	2021
	half year	half year	full year

Average rate for profits	1.30	1.39	1.38
Period end rate	1.21	1.38	1.35

10. Non-current intangible assets

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Goodwill	2,470	2,073	2,145
Other intangibles	744	613	624
Non-current intangible assets	3,214	2,686	2,769

In 2022, business combinations resulted in the recognition of additional goodwill of £204m and intangible assets of £109m (see note 11 for further details). In addition, the table above excludes goodwill and intangible assets of £75m which are classified as held for sale. Other movements in the goodwill balance relate to foreign exchange differences and in the intangibles balance relate to amortisation offset by foreign exchange differences.

In 2022, in light of the sale of the Canadian educational publisher ERPI, and the classification of certain assets and liabilities as held for sale, the CGUs within the Strategic Review segment have been revised. Goodwill has been reallocated to the new CGUs within the Strategic Review segment on a relative value basis. The methodology and assumptions for the relative value allocation are consistent with those used in 2021.

The CGUs which hold the assets and liabilities classified as held for sale have been assessed for impairment using a fair value less costs to dispose valuation method. No impairment was identified. The Group has assessed its remaining goodwill and intangibles for impairment triggers and concluded that a full goodwill impairment review is not required at 30 June 2022.

The 2021 Annual Report sets out the key assumptions by segment. The discount rate, perpetuity growth rate and other assumptions used in the impairment review, and the sensitivity to changes in those assumptions remain broadly the same as the position outlined in the 2021 Annual Report in that none of the CGUs or groups of CGUs were sensitive to reasonably possible changes in the key assumptions used in the impairment review, including those related to climate change.

There were no significant impairments to acquisition related or other intangibles in the first half of 2022 or 2021.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

11. Business Combinations

On 28 January 2022, the Group acquired 100% of the share capital in Credly Inc (Credly), having previously held a 19.9% interest in the company. Credly was founded in 2012 in New York and is a digital credential service provider whose platform enables customers to design, create, issue and manage digital credentials. It will form part of the Workforce Skills division. Total consideration was £149m comprising upfront cash consideration of £107m, Pearson’s existing interest valued at £31m and £11m of deferred consideration. The deferred consideration is payable in two years, with additional amounts being payable if certain revenue and non-financial targets are met, and dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration.

On 28 April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly), a global online learning platform offering customers learning in English and 40 other languages via its app, website, virtual reality and augmented reality products. It will form part of the English Language Learning division. Total consideration was £135m comprising upfront cash consideration of £105m, and deferred consideration of £30m. The deferred consideration is payable over the next two years with no performance conditions attached. In addition, a further $29.6m (c£24m) of cash and $10m (c£8m) in shares will be paid over the next four years, dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration.

These transactions have resulted in the recognition of £202m of goodwill, which represents the expected growth through new products and customers, the workforce and know-how acquired and the anticipated synergies, none of which can be recognised as separate intangible assets. The goodwill is not deductible for tax purposes.

In 2022, the Group also made two smaller acquisitions in the period for total consideration of £11m.

In 2021, the Group acquired Faethm for total consideration of £65m, as well as two smaller acquisitions for total consideration of £11m. Details of the fair values of the assets acquired and the consideration are shown in the table below. Amounts are provisional as management finalise reviews of the asset valuations.

all figures in £ millions	2022	2022	2022	2022	2021	2021
	Credly	Mondly	Other	half year	half year	full year

Intangible assets	49	50	10	109	2	27
Deferred tax assets	7	1	-	8	-	11
Trade and other receivables	6	2	1	9	-	2
Cash and cash equivalents	12	1	-	13	-	4
Trade and other liabilities	(18)	(8)	-	(26)	-	(5)
Deferred tax liabilities	(12)	(8)	(2)	(22)	-	(6)
Net assets acquired	44	38	9	91	2	33
Goodwill	105	97	2	204	2	43
Total	149	135	11	295	4	76

Satisfied by:
Cash consideration	107	105	11	223	2	54
Deferred and contingent consideration	11	30	-	41	2	16
Fair value of existing investment	31	-	-	31	-	6
Total consideration	149	135	11	295	4	76

Credly generated revenues of £6m and a loss before tax of £1m for the period from acquisition date to 30 June 2022. Mondly generated revenues of £3m and a profit before tax of £1m for the period from acquisition date to 30 June 2022. If the acquisitions had occurred on 1 January 2022, the Group’s revenue would have been £7m higher and the profit before tax would not have been materially different.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

11. Business Combinations continued

The net cash outflow relating to acquisitions in the period is shown in the table below including £7m (2021: £4m) relating to deferred payments for prior year acquisitions.

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Cash – current year acquisitions	(223)	(2)	(54)
Cash and cash equivalents acquired	13	-	4
Deferred payments for prior year acquisitions	(7)	(4)	(4)
Acquisition costs paid	(4)	-	(1)
Net cash outflow on acquisitions	(221)	(6)	(55)

In addition to the cash flows relating to subsidiaries above, the Group also acquired an associate for cash consideration of £2m (2021: £5m) and paid a further £2m that was payable in respect of an existing investment in an associate.

12. Disposals and business closures

In June 2022, the Group disposed of its interest in the Canadian educational publisher, ERPI for cash consideration of £36m, resulting in a pre-tax gain on sale of £23m. There have been no other significant disposals in the first half of 2022. Additional losses of £10m relate to other disposals including costs related to the disposal of certain businesses under strategic review. In February 2021, the Group completed the sale of its interests in PIHE in South Africa resulting in a pre-tax loss of £5m. In October 2021, the sale of the Group’s interests in K12 Sistemas in Brazil was also completed for consideration of £108m, resulting in a gain on sale of £84m. There were no other business disposals in 2021 and additional losses of £14m relate to other disposal costs including costs related to the wind-down of certain businesses under strategic review. Deferred proceeds relating to the K12 sale were received in 2022 and 2021.

all figures in £ millions		2022	2021	2021
	notes	half year	half year	full year

Intangible assets		(1)	-	(3)
Property, plant and equipment		-	(48)	(48)
Intangible assets – product development		(9)	-	(6)
Inventories		(7)	-	(2)
Trade and other receivables		(5)	(2)	(6)
Cash and cash equivalents (excluding overdrafts)		(3)	(21)	(24)
Trade and other liabilities		6	1	4
Provisions for other liabilities and charges		-	3	3
Financial liabilities - borrowings		-	67	67
Net assets disposed		(19)	-	(15)

Cumulative translation adjustment		7	(4)	(4)
Cash proceeds		38	-	108
Costs of disposal		(13)	(2)	(24)
Gain / (loss) on disposal		13	(6)	65

Cash flow from disposals
Proceeds – current year disposals		38	-	108
Proceeds – prior year disposals	15	87	16	16
Cash and cash equivalents disposed		(3)	(21)	(24)
Costs and other disposal liabilities paid		(14)	(2)	(17)
Net cash inflow / (outflow) from disposals		108	(7)	83

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS for the period ended 30 June 2022
13. Assets and liabilities held for sale

Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if their carrying value exceeds their fair value less expected costs to sell.

The held for sale assets and liabilities in 2022 are the Group’s interests in the parts of the Strategic Review division which are in the process of being sold or where a disposal agreement has already been reached but the sale has not yet completed. The assets and liabilities which leave the group at the point of disposal may differ from those shown in the table below.

At 31 December 2021, a property that was subsequently sold in 2022 was classified as held for sale. At 30 June 2021, the assets and liabilities classified as held for sale were the Group’s interests in K12 Sistemas in Brazil following announcement of the sale in March 2021, with the sale completing in October 2021 (see note 12).

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Property, plant and equipment	9	-	7
Intangible assets	75	3	-
Deferred income tax assets	14	1	-
Intangible assets – pre-publication	26	6	-
Inventories	28	3	-
Trade and other receivables	49	5	-
Provisions for liabilities and charges	(2)	-	-
Trade and other liabilities	(33)	(3)	-
Financial liabilities – borrowings	(7)	-	-
Net assets classified as held for sale	159	15	7

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

14. Net debt

all figures in £ millions	2022	2021	2021
	half year	half year	full year

Non-current assets
Derivative financial instruments	33	34	30
Trade and other receivables – investment in finance lease	109	105	100
Current assets
Derivative financial instruments	1	5	2
Trade and other receivables – investment in finance lease	17	16	15
Cash and cash equivalents (excluding overdrafts)	392	648	937
Non-current liabilities
Borrowings	(1,158)	(1,259)	(1,245)
Derivative financial instruments	(44)	(31)	(30)
Current liabilities
Borrowings	(150)	(156)	(155)
Derivative financial instruments	(10)	(8)	(4)
Net debt	(810)	(646)	(350)

Included in borrowings at 30 June 2022 are lease liabilities of £630m (non-current £557m, current £73m). This compares to lease liabilities of £651m (non-current £581m, current £70m) at 30 June 2021 and £633m (non-current £565m, current £68m) at 31 December 2021. The net lease liability at 30 June 2022 after including the investment in finance leases noted above was £504m (2021 half year: £530m, 2021 full year: £518m). Net debt excluding net lease liabilities is £306m (2021 half year: net debt £116m, 2021 full year: net cash £168m).

In May 2022, the Group repaid its $117m (£95m) USD 3.75% notes upon maturity. In May 2021, the Group repaid the remaining €195m (£167m) of its €500m Euro 1.85% notes.

In 2022, the movement on borrowings reflects the repayment of the 2022 USD 3.75% notes. In addition, the 2023 USD 3.25% notes have been reclassified from non-current to current borrowings. Movements on derivative liabilities reflect the close out of the remaining 2029 USD interest rate swaps taken out to hedge future USD borrowings with the proceeds being used to pay down the mark to market on other derivatives reducing future interest costs and movements in the mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

In 2022, net debt presented above includes non-current borrowings of £7m which are included in assets and liabilities held for sale.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

15. Classification of assets and liabilities measured at fair value
	Level 1	Level 2	---Level 3---		Total fair value
all figures in £ millions	FVTPL – Cash and cash equivalents	Derivatives	FVOCI Investments	FVTPL - Other

2022 half year

Investments in unlisted securities	-	-	120	-	120
Other receivables	-	-	-	-	-
Cash and cash equivalents	23	-	-	-	23
Derivative financial instruments	-	34	-	-	34
Total financial assets held at fair value	23	34	120	-	177

Derivative financial instruments	-	(54)	-	-	(54)
Deferred and contingent consideration	-	-	-	(79)	(79)
Total financial liabilities held at fair value	-	(54)	-	(79)	(133)

2021 half year

Investments in unlisted securities	-	-	160	-	160
Other receivables	-	-	-	84	84
Cash and cash equivalents	75	-	-	-	75
Derivative financial instruments	-	39	-	-	39
Total financial assets held at fair value	75	39	160	84	358

Derivative financial instruments	-	(39)	-	-	(39)
Deferred and contingent consideration	-	-	-	(29)	(29)
Total financial liabilities held at fair value	-	(39)	-	(29)	(68)

2021 full year

Investments in unlisted securities	-	-	113	-	113
Other receivables	-	-	-	87	87
Cash and cash equivalents	84	-	-	-	84
Derivative financial instruments	-	32	-	-	32
Total financial assets held at fair value	84	32	113	87	316

Derivative financial instruments	-	(34)	-	-	(34)
Deferred and contingent consideration	-	-	-	(44)	(44)
Total financial liabilities held at fair value	-	(34)	-	(44)	(78)

There have been no transfers in classification during the year.

Level 1 valuations are based on unadjusted quoted prices in active markets for identical financial instruments. Cash and cash equivalents include money market funds which are treated as fair value through profit and loss (FVTPL) under IFRS 9 with the fair value movements recognised as finance income or cost.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

15. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets, the fair value of FVOCI investments is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. Individually these assets are immaterial and therefore no sensitivities have been disclosed.

Other receivables relate to amounts due following the sale of the US K12 courseware business in March 2019. In the first half of 2021, the Group received a partial repayment of the vendor note and the remaining £87m was repaid in January 2022.

The movements in fair values of level 3 financial assets measured at fair value, being the other receivable and investments in unlisted securities, are shown in the table below:

all figures in £ millions	2022	2021	2021
	half year	half year	full year

At beginning of period	200	234	234
Exchange differences - OCI	9	(2)	2
Additions	4	1	4
Repayments	(87)	(16)	(16)
Disposals	(31)	-	(54)
Fair value movements – Income Statement	-	5	6
Fair value movements - OCI	25	22	24
At end of period	120	244	200

The movement in the fair value of the deferred and contingent consideration is shown in the table below:

all figures in £ millions	2022	2021	2021
	half year	half year	full year

At beginning of period	(44)	(30)	(30)
Exchange differences	(7)	(1)	(1)
Acquisitions	(41)	(2)	(16)
Fair value movements – Income Statement	6	-	(1)
Repayments	7	4	4
At end of period	(79)	(29)	(44)

In 2022, disposals of investments in unlisted securities include the impact of acquiring the remaining shares in Credly Inc.

The market value of the Group’s bonds is £658m (2021 half year: £815m, 2021 full year: £798m) compared to their carrying value of £678m (2021 half year: £763m, 2021 full year: £767m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

16. Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures. The table on the next page reconciles operating cash flow to net debt.

all figures in £ millions	Statutory measure	Cost of major restructuring	Other net gains and losses	Intangible charges	Purchase/ disposal of PPE and software	Net addition of right of use assets	Dividends from joint ventures and associates	Adjusted measure
2022 half year
Operating profit	148	-	(14)	26	-	-	-	160	Adjusted operating profit
Net cash generated from operations	53	13	-	-	(53)	(6)	2	9	Operating cash flow
2021 half year
Operating profit	9	85	6	27	-	-	-	127	Adjusted operating profit
Net cash generated from operations	79	10	-	-	(70)	(9)	-	10	Operating cash flow
2021 full year
Operating profit	183	214	(63)	51	-	-	-	385	Adjusted operating profit
Net cash generated from operations	570	24	-	-	(176)	(30)	-	388	Operating cash flow

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

16. Cash flows continued

all figures in £ millions	note	2022	2021	2021
		half year	half year	full year

Reconciliation of operating cash flow to closing net debt

Operating cash flow		9	10	388
Tax paid		(51)	(121)	(177)
Net finance costs paid		(24)	(30)	(54)
Cost paid for major restructuring		(13)	(10)	(24)
Free cash flow		(79)	(151)	133
Dividends paid (including to non-controlling interest)		(107)	(102)	(149)
Net movement of funds from operations		(186)	(253)	(16)
Acquisitions and disposals		(121)	(19)	62
Disposal of lease liabilities		-	67	67
Net equity transactions		(163)	(4)	(10)
Other movements on financial instruments		10	26	10
Movement in net debt		(460)	(183)	113
Opening net debt		(350)	(463)	(463)
Closing net debt	14	(810)	(646)	(350)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2022

17. Contingencies and other liabilities

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,126m (£178m) up to 30 June 2022, with additional potential exposure of BRL 88m (£14m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption (‘FCPE’) partially constitutes State Aid. This decision was appealed by the UK Government and other parties. On 8 June 2022 the EU General Court dismissed the appeal following which it has been concluded that a provision is now required in relation to this issue. The total exposure in relation to this issue is calculated to be £105m (excluding interest) with a provision of £63m now included in the results representing our estimate of the expected value. Further information is included in the Financial Review – Tax section.

The Group is also under assessment from the UK tax authorities in relation to an issue related to the UK’s FCPE legislation with the relevant years being 2019 to 2021. The maximum exposure is calculated to be £44m with a provision of £13m currently held in relation to this issue. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£44m). This issue is specific to 2019 to 2021 and is not a continuing exposure.

18. Related parties

Related party transactions in the six months ended 30 June 2022 were substantially the same in nature to those disclosed in note 36 of the Annual Report and Accounts for the year ended 31 December 2021. All related party transactions are on an arm’s length basis. There were no other material related party transactions in the period that have materially affected the financial position or performance of the Group and no guarantees have been provided to related parties in the year.

19. Events after the balance sheet date

In July 2022, the Group has continued to execute its share buyback programme.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standard 34 ‘Interim Financial Reporting’ and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:
●
An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
●
Material related party transactions in the first six months and any material changes in related party transactions described in the 2021 Annual Report.

The directors of Pearson plc are listed in the 2021 Annual Report. There have been the following changes to the Board since the publication of the Annual Report.

Sidney Taurel – resigned April 2022

A list of current directors is maintained on the Pearson plc website: www.pearsonplc.com.

By order of the Board

Andy Bird
Chief Executive
31 July 2022

Sally Johnson
Chief Financial Officer
31 July 2022

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Independent Review Report on the condensed consolidated interim financial statements

Conclusion

We have been engaged by Pearson plc (the Company) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidate cash flow statement and the explanatory notes. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.
In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
31 July 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 1 August 2022
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary